UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Enochian Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

29350E 104

(CUSIP Number)

Weird Science LLC

8581 Santa Monica Blvd. #317

West Hollywood, CA 90069

Attention: William Anderson Wittekind

(424) 279-8792

with a copy to:

Patrick T. McCloskey

McCloskey Law PLLC

425 Madison Avenue, Suite 1700

New York, NY 10017

(646) 970.0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Weird Science LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of	7.	Sole Voting Power 97,032[1]
Shares Bene-
ficially by	8.	Shared Voting Power 0
Owned by Each
Reporting	9.	Sole Dispositive Power 97,032[1]
Person With

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,032

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%[2]

14.	Type of Reporting Person (See Instructions) OO

_____________________________

1 William Anderson Wittekind (“Wittekind”) has sole voting and sole dispositive power over such shares by virtue of his status as sole manager of Weird Science LLC (“Weird Science”) as of the date of the event reported herein.

2 Based upon 52,798,267 shares of common stock outstanding as of March 31, 2022 as disclosed in the issuer’s Form 10-Q filed with the Commission on May 15, 2022. Weird Science ceased to own more than 5% of the issuer’s Common Stock on the date of the event reported herein.

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Anderson Wittekind

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 5,213,357[3]
Shares Bene-
ficially by	8.	Shared Voting Power 88,121[4]
Owned by Each
Reporting	9.	Sole Dispositive Power 5,213,357[3]
Person With

10.	Shared Dispositive Power 88,121[4]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,301,478

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 10.0%[5]

14.	Type of Reporting Person (See Instructions) I

_____________________________

3 Consists of (a) 3,615,757 shares owned by Wittekind; (b) 97,032 shares owned by Weird Science; (c) 633,921 shares owned by the William Anderson Wittekind 2020 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2020 Annuity Trust”); (d) 450,568 shares owned by the Dybul 2020 Angel Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Dybul 2020 Annuity Trust”); (e) 50,000 shares owned by the Ty Mabry 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is sole trustee (the “Mabry 2021 Annuity Trust”); and (f) 366,079 shares owned by the William Anderson Wittekind 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2021 Annuity Trust” and, together with the Wittekind 2020 Annuity Trust, the Dybul 2020 Annuity Trust and the Mabry 2021 Annuity Trust, the “Trusts”). In his capacity as the sole manager of Weird Science, Wittekind has sole voting and sole dispositive power over the shares owned by Weird Science. In his capacity as the sole trustee, Wittekind has sole voting power and sole dispositive power over the shares owned by the Trusts.

4 Consists of 88,121 shares owned by Wittekind and Serhat Gumrukcu, Wittekind’s spouse (“Gumrukcu”), as joint tenants with a right of survivorship (“JTWROS”). Wittekind and Gumrukcu share the power vote and the power to dispose of the shares owned as JTWROS by virtue of their status as joint tenants. Excludes 12,439,371 shares owned by Gumrukcu, Wittekind’s spouse, of which Wittekind disclaims beneficial ownership pursuant to Rule 13d-4 (17 CFR 240.13d-4).

5 Based upon 52,798,267 shares of common stock outstanding as of March 31, 2022 as disclosed in the issuer’s Form 10-Q filed with the Commission on May 15, 2022.

EXPLANATORY NOTE

This Amendment No. 9 amends the Schedule 13D filed by Weird Science LLC, a California limited liability company (“Weird Science”) and William Anderson Wittekind, a member and manager of Weird Science (“Wittekind” and, together with Weird Science, the “Reporting Persons”), with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”) of Enochian Biosciences Inc. (the “Issuer”) received by Weird Science pursuant to that certain Agreement and Plan of Merger dated January 12, 2018 (the “Merger Agreement”) by and among the Issuer (then known as DanDrit BioTech USA, Inc.), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Enochian Biopharma, Inc., a Delaware corporation (“Target”), and Weird Science, in its capacity as the majority stockholder of the Target, as amended by Amendment No. 1, Amendment No. 2, Amendment 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 thereto.

Capitalized terms used but not defined in this Amendment No. 9 have the meanings given to such terms in the initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 thereto.

Item 2.	Identity and Background

Sandler resigned as a director of the Issuer and as a manager of Weird Science on March 25, 2022.

Weird Science ceased to beneficially own more than 5% of the Issuer’s outstanding Common Stock on April 15, 2022. See Item 5. Interests in Securities of the Issuer. As a result, upon the filing of this Amendment No. 9, Weird Science is no longer a Reporting Person under this Schedule 13D.

Item 5.	Interests in Securities of the Issuer

(a)-(c) On February 23, 2022 Sandler filed a Form 4 with the Commission reporting the sale of 6,972 shares of Common Stock at a price of $9.03 per share on February 18, 2022 and 6 shares of Common Stock at a price of $9 per share on February 23, 2022. On March 24, 2022 Sander filed a Form 4 with the Commission reporting the sale of 1,927 shares of Common Stock at a price of $9.06 per share. Sandler resigned as a director of the Issuer and as a manager of Weird Science on March 25, 2022. On or about February 14, 2022, Gumrukcu privately transferred 400 shares of Common Stock. On or about April 11, 2022, Weird Science received 97,032 shares of Common Stock as Earnout Stock pursuant to the Merger Agreement. On or about April 15, 2022, Weird Science distributed 4,961,363 shares of Common Stock to its members on a pro rata basis, consisting of 992,273 shares of Common Stock to Wittekind, 992,273 shares of Common Stock to Sandler and 2,976,817 shares of Common Stock to Gumrukcu.

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Based upon the Issuer’s disclosure of 52,798,267 shares of Common Stock outstanding as of March 31, 2022, as disclosed by the Issuer in its Form 10-Q filed with the Commission on May 15, 2022, after giving effect to the foregoing:

•	Weird Science owned 97,032 shares of the Issuer’s issued and outstanding Common Stock, comprising 0.2% of the Issuer’s issued and outstanding Common Stock;

•	Wittekind beneficially owned 5,301,478 shares of Common Stock (including 97,032 shares owned by Weird Science, of which Wittekind has sole voting and dispositive power by virtue of his status as sole manager of Weird Science; 633,921 shares owned by the Wittekind 2020 Annuity Trust, 450,568 shares owned by the Dybul 2020 Annuity Trust, 50,000 shares owned by the Mabry 2021 Annuity Trust, and 366,079 shares owned by the Wittekind 2021 Annuity Trust, of which Wittekind has sole voting and sole dispositive power by virtue of his status as sole trustee; and 88,121 shares owned with Gumrukcu, Wittekind’s spouse, as JTWROS, of which Wittekind shares voting and dispositive power with Gumrukcu by virtue of Wittekind’s status as joint tenant, but excluding 12,439,371 shares owned by Gumrukcu, Wittekind’s spouse, of which Wittekind disclaims beneficial ownership pursuant to Rule 13d-4 (17 CFR 240.13d-4)), comprising 10.0% of the Issuer’s issued and outstanding Common Stock;
•	Sandler beneficially owned 4,449,104 shares of Common Stock (including 269,344 shares of Common Stock through grantor retained annuity trusts and 53,844 shares underlying stock options granted to Sandler in exchange for services on the Issuer’s board), comprising 8.4% of the Issuer’s issued and outstanding Common Stock; and

•	Gumrukcu beneficially owned 12,527,492 shares of Common Stock (including 88,121 shares owned with Wittekind as JTWROS, of which Gumrukcu shares voting and dispositive power by virtue of Gumrukcu’s status a joint tenant, but excluding the other shares owned by Wittekind, Gumrukcu’s spouse), comprising 23.7% of the Issuer’s issued and outstanding Common Stock. Gumrukcu disclaimed beneficial ownership of the shares owned by Wittekind in footnote 8 to the table entitled “Security Ownership of Certain Beneficial Owners and Management” included in the Issuer’s definitive proxy statement filed with the Commission on January 27, 2022.

(d)       Not applicable.

(e)       As stated above, Weird Science ceased to beneficially own more than 5% of the Issuer’s issued and outstanding Common Stock on or about April 15, 2022. As a result, upon the filing of this Amendment No. 9 Weird Science will cease to be a Reporting Person hereunder.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (previously filed and incorporated by reference to Exhibit 1 of the Schedule 13D).*

* The Joint Filing Agreement will terminate upon the filing of this Amendment No. 9.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 is true, complete and correct.

Date: May 19, 2023

WEIRD SCIENCE LLC

By:	/s/ William Anderson Wittekind
Name: William Anderson Wittekind
Title: Manager

/s/ William Anderson Wittekind
WILLIAM ANDERSON WITTEKIND

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